November 5, 2019

VIA EDGAR

Ada Sarmento
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AzurRx BioPharma, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 28, 2019 File No. 001-37853

Dear Ms. Sarmento:

On behalf of AzurRx BioPharma, Inc. (the “Company”), please find below the response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 4, 2019 (the “Comment Letter”), concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on October 28, 2019 (the “Preliminary Proxy Statement”). In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comment contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.

For your convenience, we have included the text of the Staff’s comment preceding the Company’s response. Set forth below is the Company’s response to the comment presented in the Comment Letter.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 18

1.
Please revise your disclosure to discuss the potential dilutive effect of the reverse stock split and whether you have any current plans to issue the additional authorized shares that will result from the reverse stock split.

Response

As advised by our counsel, Daniel W. Rumsey in a call with Ms. Sarmento on November 4, 2019, the Preliminary Proxy Statement (Proposal No. 2) did not propose an increase in the Company’s authorized capital stock, including its Common Stock; however, since the date of filing the Preliminary Proxy Statement, the Board of Directors of the Company has determined to increase the number of shares of authorized Common Stock of the Company by 50,000,000 shares, regardless of whether the Reverse Split is approved by stockholders, and/or the reverse split ratio selected by the Board of Directors. As a result, and in response to the Staff’s comment, the Company has revised the Revised Preliminary Proxy Statement to include a separate proposal to increase the number of shares of authorized Common Stock by 50,000,000 shares, which separate proposal includes disclosure regarding the potential dilutive effect that will occur as a result of an increase in the number of authorized Common Stock. In addition, the Company has also added disclosure to the Revised Preliminary Proxy Statement to clarify that the Company does not have any current plans, proposals, discussions or arrangements to issue the additional shares of Common Stock that will result from the proposed amendment to the Charter to increase the number of authorized shares of Common Stock.

We confirm that we are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Respectfully submitted,
/s/ James Sapirstein
James Sapirstein

Chief Executive Officer

cc: Jessica R. Sudweeks, Esq.